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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25


                                            Commission File Number  1-14074
                                                                    -------


                           NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K      [ ] Form 11-K        [ ] Form 20-F
              [ ] Form 10-Q      [ ] Form N-SAR

         For Period Ended:          March 31, 2000
                           -----------------------------------------------------
 [ ] Transition Report on Form 10-K      [ ] Transition Report on Form 10-Q
 [ ] Transition Report on Form 20-F      [ ] Transition Report on Form N-SAR
 [ ] Transition Report on Form 11-K

         For the Transition Period Ended:
                                         ---------------------------------------

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    ContiFinancial Corporation
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Former name if applicable

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Address of principal executive office (Street and number)
                             277 Park Avenue
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City, state and zip code     New York, NY 10172
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                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date;
[ ] or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         On May 17, 2000, ContiFinancial Corporation, a Delaware corporation (the "Company"), filed a voluntary Petition for Relief under the provisions of Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York, Case No. 00B12184(AJG) (the "Bankruptcy Filing"). Since the Company is subject to the jurisdiction of the Bankruptcy Court(2), the Company has filed a written request for a "no action" position from the Division of Corporation Finance of the Securities and Exchange Commission in accordance with Staff legal bulletin (3) No. 2 requesting that it be allowed to file, in lieu of the customary periodic report on forms 10-K and 10-Q, those reports required to be filed under Bankruptcy Rule 2015 during the pendency of the Bankruptcy proceedings. Those reports will be filed under cover of Form 8-K, within fifteen days after the date they are filed with the Bankruptcy Court.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

Alan Fishman                                 (212)                 207-2800
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(Name)                                    (Area Code)         (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                             [X] Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             [X] Yes  [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


         As previously disclosed in a Form 8-K filed with the Securities and Exchange Commission, ContiFinancial Corporation filed a voluntary Petition for Relief under the provisions of Chapter 11 of the U.S. Bankruptcy Code, on May 17, 2000. The Company's financial statements for the year ended March 31, 2000, will reflect significant changes as a result of the Company's Bankruptcy filing.

                           ContiFinancial Corporation
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date  June 30, 2000                       By  /s/ Alan H. Fishman
     ---------------------------------       -----------------------------------
                                              Alan H. Fishman
                                              Chief Executive Officer





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                  Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

         1. This form is required by Rule l2b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form l2b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.